SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. ___)*

                              CCA Industries, Inc.
                              --------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    124867102
                                 --------------
                                 (CUSIP Number)

                              Eric S. Wagner, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                                 (212) 986-6000
                                ------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 17, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Luxor Capital Partners, LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                 WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8.      SHARED VOTING POWER
                155,269

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                155,269

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                155,269

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.2%

14.      TYPE OF REPORTING PERSON*
                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Luxor Capital Partners Offshore, Ltd.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)  [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8.       SHARED VOTING POWER
                204,208

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                204,208

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                204,208

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.8%

14.      TYPE OF REPORTING PERSON*
                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Luxor Capital Group, LP

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
                359,477

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                359,477

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                359,477

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*              [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.0%

14.      TYPE OF REPORTING PERSON*
                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Luxor Management, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
                359,477

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                359,477

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                359,477

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.0%

14.      TYPE OF REPORTING PERSON*
                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                LCG Holdings, LLC

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
                155,269

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                155,269

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                155,269

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.2%

14.      TYPE OF REPORTING PERSON*
                OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Christian Leone

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
                359,477

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
                359,477

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                359,477

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*        [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                5.0%

14.      TYPE OF REPORTING PERSON*
                IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  Security and Issuer.

     This statement relates to the shares of common stock, $.01 par value, ("Common Stock") of CCA Industries, Inc. (the "Issuer"). The Issuer's principal executive office is located at 200 Murray Hill Parkway, East Rutherford, New Jersey 07073.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Luxor Capital Partners, LP, a Delaware limited partnership ("Onshore Fund").

     - Luxor Capital Partners Offshore, Ltd., a Cayman Island exempted company ("Offshore Fund").

     - Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group").

     - Luxor Management, LLC, a Delaware limited liability company ("Luxor Management").

     - LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings").

     - Christian Leone, a United States citizen ("Mr. Leone").

Luxor Capital Group is the investment manager of the Onshore Fund and the Offshore Fund. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund. Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund and the Offshore Fund. LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund.

     The business address of each of the Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

     The business address of the Offshore Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     The principal business of each of the Onshore Fund and Offshore Fund is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Luxor Capital Group is providing investment management services.

     The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

     The principal business of LCG Holdings is serving as the general partner or managing member of the Onshore Fund and other private investment funds.

     Mr. Leone's principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

     The Directors and Executive Officers of the Offshore Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

     (d) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by the Onshore Fund in making its purchases of the shares of Common Stock beneficially owned it by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $1,708,065.63

     The source and amount of funds used by the Offshore Fund in making its purchases of the shares of Common Stock beneficially owned by it are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $2,169,012.21

ITEM 4.  Purpose of Transaction.

     All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons or, to their knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. The Reporting Persons may in the future meet with and/or send correspondence to the Issuer's management and Board of Directors to discuss any such purposes, plans or proposals.

ITEM 5.  Interest in Securities of the Issuer.

     (a) The Reporting Persons beneficially own:

        (i) The Onshore Fund beneficially owns 155,269 shares of Common Stock representing 2.2% of all of the outstanding shares of Common Stock.

        (ii) The Offshore Fund beneficially owns 204,208 shares of Common Stock representing 2.8% of all of the outstanding shares of Common Stock.

        (iii) Luxor Capital Group, as the investment manager of the Onshore Fund and the Offshore Fund, may be deemed to beneficially own the 359,477 shares of Common Stock held by them, representing 5.0% of all of the outstanding shares of Common Stock.

        (iv) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by Luxor Capital Group.

        (v) LCG Holdings may be deemed to be the beneficial owner of the shares of Common Stock held by the Onshore Fund.

        (vi) Mr. Leone may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by LCG Holdings.

        (vii) Collectively, the Reporting Persons beneficially own 359,477 shares of Common Stock representing 5.0% of all of the outstanding shares of Common Stock.

     (b) The Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to vote or direct the vote of the 155,269 shares of Common Stock held by the Onshore Fund.

     The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 204,208 shares of Common Stock held by the Offshore Fund.

     The Onshore Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone have shared power to dispose or direct the disposition of the 155,269 shares of Common Stock beneficially held by the Onshore Fund.

     The Offshore Fund, Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 204,208 shares of Common Stock held by the Offshore Fund.

     (c) The following transactions were effected by the Onshore Fund during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date            Security        Bought (Sold)    commissions)
----            --------        -------------    ------------

11/17/05        Common          10,703            $8.04



     The following transactions were effected by the Offshore Fund during the past sixty (60) days:

                                                 Approx. Price per
                                Amount of Shs.   Share (excl. of
Date            Security        Bought (Sold)    commissions)
----            --------        -------------    ------------

11/17/05        Common          25,597            $8.04


     The above transactions were effected on the American Stock Exchange.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Directors and Executive Officers of the Offshore Fund

         Exhibit B - Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  November 28, 2005

                  LUXOR CAPITAL PARTNERS, LP
                  By: LCG Holdings, LLC, as General Partner


                           By:  /s/Christian Leone
                                ------------------------------
                                Christian Leone,
                                Managing Member


                  LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


                  By:   /s/Christian Leone
                        ------------------------------
                         Christian Leone,
                         Director


                  LUXOR CAPITAL GROUP, LP
                  By: Luxor Management, LLC, as General Partner


                           By: /s/Christian Leone
                               ------------------------------
                                    Christian Leone,
                                    Managing Member


                  LCG HOLDINGS, LLC


                  By: /s/Christian Leone
                      ------------------------------
                        Christian Leone,
                        Managing Member



                  LUXOR MANAGEMENT, LLC

                  By:   /s/Christian Leone
                        ------------------------------
                        Christian Leone,
                        Managing Member



                  /s/Christian Leone
                  ------------------------------
                     Christian Leone

                                    EXHIBIT A

    DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


1.       Don M. Seymour
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

         Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.       Aldo Ghisletta
         dms Management Ltd.
         P.O. Box 31910 SMB
         British American Centre, Tower 3
         Dr. Roy's Drive
         George Town, Grand Cayman
         Cayman Islands

         Mr. Ghisletta is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

3.       Christian Leone (See Item 2)

                                    EXHIBIT B
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of CCA Industries, Inc. dated as of November 28, 2005 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  Novmember 28, 2005

        LUXOR CAPITAL PARTNERS, LP
        By: LCG Holdings, LLC, as General Partner


                By: /s/Christian Leone
                    --------------------------------
                     Christian Leone,
                     Managing Member


        LUXOR CAPITAL PARTNERS OFFSHORE, LTD.


        By: /s/Christian Leone
            ------------------------------
                Christian Leone,
                Director


        LUXOR CAPITAL GROUP, LP
        By: Luxor Management, LLC, as General Partner


        By: /s/Christian Leone
           ------------------------------
             Christian Leone,
             Managing Member


        LCG HOLDINGS, LLC


        By: /s/Christian Leone
        ------------------------------
          Christian Leone,
          Managing Member

        LUXOR MANAGEMENT, LLC

        By: /s/Christian Leone
            --------------------------
              Christian Leone,
              Managing Member



            /s/Christian Leone
            --------------------------
               Christian Leone